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FORM OF LETTER OF TRANSMITTAL

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FOR OFFER TO EXCHANGE 22.881 COMMON SHARES FOR
EACH OUTSTANDING CLASS A CONVERTIBLE PREFERRED SHARE
OF STONEHAVEN REALTY TRUST

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THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT EASTERN TIME ON <EXPIRATION DATE> UNLESS EXTENDED. HOLDERS OF CLASS A CONVERTIBLE PREFERRED SHARES MUST VALIDLY TENDER THEIR PREFERRED SHARES ON OR PRIOR TO THE EXPIRATION DATE IN ORDER FOR THEIR PREFERRED SHARES TO BE EXCHANGED PURSUANT TO THE EXCHANGE OFFER. TENDERED PREFERRED SHARES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE AND, UNLESS ALREADY ACCEPTED FOR EXCHANGE BY US, AT ANY TIME AFTER 12:00 MIDNIGHT EASTERN TIME ON <TERMINATION DATE>.

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The exchange agent for the exchange offer is:

AMERICAN STOCK TRANSFER AND TRUST COMPANY

Deliver by certified mail, overnight carrier or hand delivery to:

59 Maiden Lane
New York, NY 10038
Attention: Reorganization Department
To confirm by telephone or for information call:
(718) 921-8200
By fax: (eligible guarantor institutions only):
(718) 234-5001

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS LISTED ABOVE OR TRANSMISSION OF THIS LETTER OF TRANSMITTAL BY FAX TO A NUMBER OTHER THAN AS LISTED ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS CONTAINED HEREIN SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

The undersigned acknowledges that he or she has received the proxy statement and exchange offer dated <Proxy Date>, of Stonehaven Realty Trust and this letter of transmittal, which together constitute our offer to exchange 22.881 of our common shares of beneficial interest for each outstanding share of our Class A convertible preferred shares of beneficial interest validly tendered. The undersigned also acknowledges that, by tendering his or her preferred shares, the undersigned is giving Stonehaven his or her proxy to vote the tendered shares in favor of "Proposal 4 – Amendment to the Terms of the Class A Preferred Shares" in the proxy statement.

The letter of transmittal is to be completed by holders of preferred shares either (i) if preferred shares are forwarded herewith or (ii) if tender of preferred shares is to be made by book-entry transfer to an account maintained by our exchange agent, American Stock Transfer & Trust Company, at The Depository Trust Company, or DTC, pursuant to the procedures set forth in "The Exchange Offer — Procedures for Tendering Your Preferred Shares" in the proxy statement.

Holders of preferred shares whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date or who cannot complete the procedures for book-entry transfer prior to such time on the expiration date must tender their preferred shares according to the guaranteed delivery procedures set forth in "The Exchange Offer — Procedures for Tendering Your Preferred Shares — Guaranteed Delivery Procedures" in the proxy statement. See instruction 1.

Delivery of documents to DTC does not constitute delivery to the exchange agent.

THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS OF PREFERRED SHARES BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER OR SOLICITATION WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

The term "holder" with respect to the exchange offer means any person in whose name preferred shares are registered on the books of Stonehaven or any other person who has obtained a properly completed bond power from the registered holder. The undersigned has completed, executed and delivered this letter of transmittal to indicate the action the undersigned desires to take with respect to the exchange offer. Holders who wish to tender preferred shares must complete this letter of transmittal in its entirety.

DESCRIPTION OF PREFERRED SHARES TENDERED

Name and Address of Registered Holder or Name of DTC Participant and Participant's DTC Account Number	Certificate Number(s)*	Number of Preferred Shares Represented by Certificate *	Number of Preferred Shares Tendered (if less than all)**
TOTAL AMOUNT TENDERED			

* book-entry holders need not complete.

** unless otherwise indicated, it will be assumed that all preferred shares represented by certificates delivered to the exchange agent are being tendered.

[ ] Check here if certificates have been lost or destroyed. See instruction 9.

[ ] **Check here if tendered preferred shares are being delivered by book-entry transfer made to the account maintained by the exchange agent with DTC and complete the following:**

Name of Tendering Institution: _____

Account Number with DTC: _____

Transaction Code Number: _____

[ ] **Check here if tendered preferred shares are being delivered pursuant to a notice of guaranteed delivery previously delivered to the exchange agent and complete the following:**

Name of Registered Holder(s): _____

Window Ticket No. (if any): _____

Date of Execution of Notice of Guaranteed Delivery: _____

Name of Eligible Institution that Guaranteed Delivery: _____

If Delivered by Book-Entry Transfer: _____

Account Number with DTC: _____

Transaction Code Number: _____

[ ] **Check here if certificates representing tendered preferred shares are enclosed herewith**

PLEASE READ THIS ENTIRE LETTER OF TRANSMITTAL CAREFULLY BEFORE COMPLETION.

Ladies and Gentlemen:

The undersigned hereby tenders to Stonehaven the above described preferred shares in exchange for 22.881 common shares for each outstanding preferred share validly tendered.

Subject to and effective upon the acceptance for exchange of all or any portion of preferred shares tendered herewith in accordance with the terms and conditions of the proxy statement (including, if the exchange offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns, transfers and conveys to the order of Stonehaven, all right, title and interest in and to such preferred shares as are being tendered herewith. The undersigned hereby irrevocably constitutes and appoints the exchange agent as its agent and attorney-in-fact (with full knowledge that the exchange agent is also acting as agent of Stonehaven in connection with the exchange offer) with respect to tendered preferred shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), subject only to the right of withdrawal described in the proxy statement, to (i) deliver certificates for preferred shares together with all accompanying evidence of transfer and authenticity to, or upon the order of Stonehaven, upon receipt by the exchange agent, as the undersigned's agent, of common shares to be issued in exchange for preferred shares, (ii) present certificates for such preferred shares for transfer, and to transfer preferred shares on the books of Stonehaven, and (iii) receive for the account of Stonehaven all benefits and otherwise exercise all rights of beneficial ownership of such preferred shares, all in accordance with the terms and conditions of the proxy statement. The undersigned also appoints James C. Mastandrea and John J. Dee, or either one of them acting singly with full power of substitution, the proxy or proxies of the undersigned to attend the 2003 annual meeting of the shareholders of Stonehaven, and any adjournments, and to vote all shares that the undersigned would be entitled to vote if personally present in the manner indicated below, and on any other matters properly brought before the annual meeting or any adjournments thereof, all as set forth in the proxy statement and exchange offer.

THE UNDERSIGNED HEREBY REPRESENTS AND WARRANTS THAT THE UNDERSIGNED HAS FULL POWER AND AUTHORITY TO TENDER, SELL, ASSIGN, TRANSFER AND CONVEY THE PREFERRED SHARES TENDERED HEREBY AND THAT, WHEN THE SAME ARE ACCEPTED FOR EXCHANGE, STONEHAVEN WILL ACQUIRE GOOD, MARKETABLE AND UNENCUMBERED TITLE THERETO, FREE AND CLEAR OF ALL LIENS, RESTRICTIONS, CHARGES AND ENCUMBRANCES, AND THAT PREFERRED SHARES TENDERED HEREBY ARE NOT SUBJECT TO ANY ADVERSE CLAIMS OR PROXIES. THE UNDERSIGNED WILL, UPON REQUEST, EXECUTE AND DELIVER ANY ADDITIONAL DOCUMENTS DEEMED BY STONEHAVEN OR THE EXCHANGE AGENT TO BE NECESSARY OR DESIRABLE TO COMPLETE THE SALE, ASSIGNMENT, TRANSFER AND CONVEYANCE OF PREFERRED SHARES TENDERED HEREBY. THE UNDERSIGNED HAS READ AND AGREES TO ALL TERMS OF THE PROXY STATEMENT AND EXCHANGE OFFER.

The name(s) and address(es) of the registered holder(s) of preferred shares tendered hereby should be printed above, if they are not already set forth above, as they appear on the

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certificates representing such preferred shares. The certificate number(s) and preferred shares that the undersigned wishes to tender should be indicated in the appropriate box(es) above.

If any tendered preferred shares are not exchanged pursuant to the exchange offer for any reason, or if certificates are submitted for more preferred shares than are tendered or accepted for exchange, certificates for such nonexchanged or nontendered preferred shares will be returned (or, in the case of preferred shares tendered by book-entry transfer, such preferred shares will be credited to an account maintained at DTC) without expense to the tendering holder, as soon as practicable following the withdrawal or rejection of tender or the expiration or termination of the exchange offer.

The undersigned understands that the tender of preferred shares pursuant to any one of the procedures described in "The Exchange Offer — Procedures for Tendering Your Preferred Shares" in the proxy statement and in this letter of transmittal, and Stonehaven's acceptance for exchange of such tendered preferred shares, will constitute a binding agreement between the undersigned and Stonehaven upon the terms and subject to the conditions of the exchange offer. The undersigned recognizes that, under certain circumstances set forth in the exchange offer, Stonehaven may not be required to accept for exchange any preferred shares tendered hereby.

Unless otherwise indicated herein in the box entitled "Special Issuance Instructions," the undersigned hereby directs that any preferred shares not tendered or accepted for exchange to be issued in the name(s) of the undersigned (or, in the case of preferred shares tendered by book-entry transfer, by credit to the account at DTC), and that common shares to be issued in the exchange offer be issued in the name of the undersigned. Similarly, unless otherwise indicated herein in the box entitled "Special Delivery Instructions," the undersigned hereby directs that preferred shares not tendered or not accepted for exchange and common shares to be issued in the exchange offer be delivered to the undersigned at the address shown below the undersigned's signature(s). In the event that the "Special Issuance Instructions" box or the "Special Delivery Instructions" box is, or both are, completed, the undersigned hereby requests that any preferred shares not tendered or not accepted for exchange be issued in the name(s) of, certificates for such preferred shares be delivered to, and common shares to be issued in the exchange offer be delivered to, the person(s) at the address(es) so indicated. The undersigned recognizes that Stonehaven has no obligation pursuant to the "Special Issuance Instructions" box or "Special Delivery Instructions" box to transfer any preferred shares from the name of the registered holder(s) thereof if Stonehaven does not accept for exchange any preferred shares so tendered.

Holders of preferred shares whose preferred shares are accepted for exchange will not receive accrued dividends on such preferred shares for any period.

Except as stated in the proxy statement and exchange offer, this tender is irrevocable.

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PLEASE SIGN HERE
(To Be Completed by All Tendering Holders)

This letter of transmittal must be signed by the registered holder(s) of preferred shares exactly as their name(s) appear(s) on certificate(s) for such preferred shares or, if tendered by a book-entry transfer, exactly as such name appears on a security position listing as the owner of preferred shares, or by person(s) authorized to become registered holder(s) by endorsements and documents transmitted with this letter of transmittal. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under "Capacity" and submit evidence satisfactory to Stonehaven of such person's authority to so act. See instruction 5 below.

If the signature appearing below is not of the registered holder(s) of the preferred shares, then the registered holder(s) must sign a valid proxy.

X _____

X _____

(Signature(s) of Holder(s) or Authorized Signatory)

Dated: _____ , 2003

Name(s) _____

_____

(Please Print)

Capacity: _____

Address(es) (including zip or postal code and country): _____

_____

Area Code and Telephone No.: _____

PLEASE COMPLETE SUBSTITUTE FORM W-9 HEREIN

SIGNATURE GUARANTEE
(See instructions 1, 2 and 5 below)

Certain Signatures Must be Guaranteed by a Medallion Signature Guarantor

_____

(Name of Medallion Signature Guarantor Guaranteeing Signature)

_____

(Address (including zip or postal code and country) and Telephone Number (including area code) of Firm)

_____

(Authorized Signature)

_____

(Printed Name)

_____

(Title)

Dated: _____ , 2003

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SPECIAL ISSUANCE INSTRUCTIONS **(See Instructions 4 and 5)**	**SPECIAL DELIVERY INSTRUCTIONS** **(See Instructions 4 and 5)**
To be completed ONLY if certificates for preferred shares not tendered or not accepted for exchange are to be issued in the name of someone other than the person or persons whose signature(s) appear(s) within this letter of transmittal or issued to an address different from that shown in the box entitled "Description of Preferred Shares" within this letter of transmittal.	To be completed ONLY if certificates for preferred shares not tendered or not accepted for exchange are to be sent to someone other than the person or persons whose signature(s) appear(s) within this letter of transmittal to an address different from that shown in the box entitled "Description of Preferred Shares" within this letter of transmittal.
Name: _____ **(Please Print)**	Name: _____ **(Please Print)**
Address: _____ _____ _____ **(Please Print)**	Address: _____ _____ **(Please Print)**
Zip or Postal Code: _____	Zip or Postal Code: _____
Country: _____	Country: _____
_____ **Taxpayer Identification or Security Number** **(See Substitute Form W-9 Herein)**	

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1. **Delivery of Letter of Transmittal and Certificates, Guaranteed Delivery Procedures**. This letter of transmittal is to be completed either if (a) certificates are forwarded herewith or (b) tenders are to be made pursuant to the procedures for tender by book-entry transfer set forth in "The Exchange Offer — Procedures for Tendering Your Preferred Shares" in the proxy statement. Certificates for preferred shares being tendered, or timely confirmation of a book-entry transfer of such preferred shares into the exchange agent's account at DTC, as well as this letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by this letter of transmittal, must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date.

Holders who wish to tender their preferred shares and (i) whose preferred shares are not immediately available or (ii) who cannot deliver their preferred shares, this letter of transmittal or any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date or (iii) who cannot complete the procedures for delivery by book-entry transfer prior to the expiration date may tender their preferred shares by properly completing and duly executing a notice of guaranteed delivery pursuant to the guaranteed delivery procedures set forth in "The Exchange Offer — Procedures for Tendering Your Preferred Shares — Guaranteed Delivery Procedures" in the proxy statement. Pursuant to such procedures (i) such tender must be made by or through an eligible institution (as defined below) (ii) a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Stonehaven, must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date and (iii) the certificates (or a confirmation of book-entry transfer of such preferred shares into the exchange agent's account at the DTC) representing all tendered preferred shares, in proper form for transfer, together with a letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by this letter of transmittal, must be received by the exchange agent within three Amex trading days after the date the exchange agent receives such notice of guaranteed delivery, all as provided in "The Exchange Offer — Procedures for Tendering Your Preferred Shares — Guaranteed Delivery Procedures" in the proxy statement.

The notice of guaranteed delivery may be delivered by hand or mail or transmitted by facsimile to the exchange agent and, if required, must include a guarantee by an eligible institution in the form set forth in such notice. See instruction 2 below. As used herein and in the proxy statement, eligible institution means a firm or other entity identified as an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, including (as such terms are defined therein) (i) a bank (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer (iii) a credit union (iv) a national securities exchange, registered securities association or clearing agency or (v) a savings association that is a participant in a securities transfer association.

The method of delivery of certificates, this letter of transmittal and all other required documents is at the option and sole risk of the tendering holder and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, registered mail with return receipt requested, properly insured, or overnight delivery service is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Stonehaven will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of a letter of transmittal (or fax thereof), waives any right to receive any notice of the acceptance of such tender.

2. **Guarantee of Signatures**. No signature guarantee on this letter of transmittal is required if:

 (i) this letter of transmittal is signed by the registered holder (which term, for purposes of this document, shall include any participant in DTC whose name appears on a security position listing as the owner of the preferred shares) of preferred shares tendered herewith, unless such holder has completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions," or

 (ii) such preferred shares are tendered for the account of a firm that is an eligible institution.

In all other cases, an eligible institution must guarantee the signature(s) on this letter of transmittal. See instruction 5.

3. **Inadequate Space**. If the space provided in the box captioned "Number of Preferred Shares Represented by the Certificate" is inadequate, the certificate number(s) and/or the number of preferred shares and any other required information should be listed on a separate signed schedule which is attached to this letter of transmittal.

4. **Partial Tenders and Withdrawal Rights**. If less than all preferred shares evidenced by any certificate submitted are to be tendered, fill in the number of preferred shares that are to be tendered in the box entitled "Number of Preferred Shares Tendered." In such case, the holder will receive new certificate(s) for the remainder of preferred shares promptly after the expiration date. All preferred shares represented by certificates delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

Except as otherwise provided herein, tenders of preferred shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. In order for a withdrawal to be effective on or prior to that time, a written or facsimile transmission of such notice of withdrawal must be timely received by the exchange agent at its address set forth above or in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must (i) specify the name of the person having deposited the preferred shares to be withdrawn, or the depositor, (ii) identify the preferred shares to be withdrawn (including the certificate number(s) and number of such shares, or, in the case of preferred shares transferred by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited) (iii) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such preferred shares were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the preferred shares register the transfer of such preferred shares into the name of the person withdrawing the tender (iv) specify the name in which any such preferred shares are to be registered, if different from that of the depositor and (v) if applicable because preferred shares have been tendered pursuant to book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different from that of the depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Stonehaven, whose determination shall be final and binding on all parties. Any preferred shares so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and common shares will not be issued with respect thereto unless preferred shares so withdrawn are validly tendered. Properly withdrawn preferred shares may be retendered by following one of the procedures described in "The Exchange Offer — Procedures for Tendering Your Preferred Shares" in the proxy statement at any time prior to the expiration date.

All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by Stonehaven, in its sole discretion, whose determination shall be final and binding on all parties. Stonehaven, any affiliates or assigns of Stonehaven, the exchange agent or any other person shall not be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any preferred shares which have been tendered but which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

5.   Signatures on Letter of Transmittal, Assignments and Endorsements. If this letter of transmittal is signed by the registered holder(s) of the preferred shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

If any preferred shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this letter of transmittal.

If any tendered preferred shares are registered in different name(s) on several certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal (or faxes thereof) as there are different registrations of certificates.

If this letter of transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by Stonehaven, evidence satisfactory to Stonehaven, in its sole discretion, of their authority to so act must be submitted with this letter of transmittal.

When this letter of transmittal is signed by the registered owner(s) of preferred shares listed and transmitted hereby, no endorsement(s) of certificate(s) or separate stock power(s) are required unless common shares to be issued in the exchange offer are to be issued in the name of a person other than the registered holder(s). Signature(s) on such certificate(s) or stock power(s) must be guaranteed by an eligible institution.

If this letter of transmittal is signed by a person other than the registered owner(s) of the preferred shares listed, the certificates must be endorsed or accompanied by appropriate stock powers, signed by the registered owner(s) exactly as the name or names of the registered owner(s) appear(s) on the certificates, and also must be accompanied by such opinions of counsel, certifications and other information as Stonehaven may require in accordance with the restrictions on transfer applicable to preferred shares. Signatures on such certificates or stock powers must be guaranteed by an eligible institution.

If tendered preferred shares are registered in the name of the signer of the letter of transmittal and common shares to be issued in the exchange offer are to be issued (and any untendered preferred shares are to be reissued) in the name of the registered holder (including any participant in DTC (also referred to as a book-entry facility) whose name appears on a security listing as the owner of the preferred shares), the signature of such signer need not be guaranteed. In any other case, the tendered preferred shares must be endorsed or accompanied by written instruments of transfer in form satisfactory to Stonehaven and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" as defined by Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended.

6. **Special Payment and Delivery Instructions**. Except as set forth in this instruction 6, Stonehaven will pay all transfer taxes, if any, applicable to the exchange of preferred shares pursuant to the exchange offer. If common shares to be issued in the exchange offer are to be issued in the name of a person other than the signer of this letter of transmittal, or if common shares to be issued in the exchange offer are to be sent to someone other than the signer of this letter of transmittal or to an address other than that shown above, the appropriate boxes on this letter of transmittal should be completed. Certificates for preferred shares not exchanged will be returned by mail or, if tendered by book-entry transfer, by crediting the account indicated above maintained at DTC. See instruction 4.

7. **Irregularities**. Stonehaven will determine, in its sole discretion, all questions as to the form of documents, validity, eligibility (including time of receipt), acceptance and withdrawal of tendered preferred shares, which determination shall be final and binding on all parties. Stonehaven reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or purchase for, may, in the view of counsel to Stonehaven, be unlawful. Stonehaven also reserves the absolute right, subject to applicable law, to waive any conditions of the exchange offer set forth in "The Exchange Offer — Conditions to the Exchange Offer" in the proxy statement or defects, irregularities or conditions of tender as to particular preferred shares, whether or not similar conditions or irregularities are waived in the case of other holders. Stonehaven's interpretation of the terms and conditions of the exchange offer (including this letter of transmittal and the instructions hereto) will be final and binding on all parties. No tender of preferred shares will be deemed to have been validly made until all irregularities with respect to such tender have been waived or cured within such time as Stonehaven shall determine. Although Stonehaven intends to notify holders of defects or irregularities with respect to tenders of preferred shares, neither Stonehaven, any affiliate or assign of Stonehaven or the exchange agent nor any person shall be under any duty to give notification of any irregularities in tenders or incur any liability for failure to give such notification. Any preferred shares received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders as soon as practicable following the expiration date of the exchange offer.

8. **Questions, Requests for Assistance and Additional Copies**. Questions and requests for assistance may be directed to the exchange agent at the addresses and telephone numbers set forth on the front of this letter of transmittal. Additional copies of the proxy statement, the notice of guaranteed delivery and the letter of transmittal may be obtained from the exchange agent or from your broker, dealer, commercial bank, trust company or other nominee.

9.   **Lost, Destroyed or Stolen Certificates**. If any certificate(s) representing preferred shares have been lost, destroyed or stolen, the holder should promptly notify the exchange agent. The holder will then be instructed by exchange agent as to the steps that must be taken in order to replace the certificate(s). This letter of transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen certificate(s) have been followed.

10.   **Security Transfer Taxes**. Holders who tender preferred shares for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, certificates representing preferred shares not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of preferred shares in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with this letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

11.   **Conflicts**. In the event of any conflict between the terms of the proxy statement and the terms of this letter of transmittal, the terms of the proxy statement will control.

12. **Substitute Form W-9**. Under the Federal income tax law, a non-exempt shareholder is required to provide the exchange agent with such shareholder's correct taxpayer identification number, or TIN, on the Substitute Form W-9 below. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 guidelines for additional guidance on which number to report. Failure to provide the information on the form may subject the surrendering shareholder to 30% federal income tax withholding on the payment of any cash. The surrendering shareholder must check the box in Part II if a TIN has not been issued and the shareholder has applied for a number or intends to apply for a number in the near future. If a TIN has been applied for and the exchange agent is not provided with a TIN before payment is made, the exchange agent will withhold 30% on all payments to such surrendering shareholders of any cash consideration due for their former preferred shares.

SUBSTITUTE
FORM **W-9**

Department of the Treasury Internal Revenue Service Payer's Request for Taxpayer Identification Number (TIN)	**Part 1** – Please provide your TIN in the box at right and certify that the number is correct by signing and dating below (if joint ownership, enter TIN of person whose name will appear below)	Social Security Number or Employer Identification Number

Part 2 – Check this box if you are awaiting TIN #

Part 3 – Certification – Under penalty of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because (I) I am exempt from backup withholding, (II) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (III) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions–You must cross out Item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating the you are no longer subject to backup withholding, do not cross out Item (2). For Payees exempt from backup withholding, please enter word *Exempt* in box.

Signature _____   Date _____

Name (Please Print)

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Important: This letter of transmittal (or fax thereof) and all other required documents must be received by the exchange agent prior to 12:00 midnight Eastern Time, on the expiration date.
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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER — Social Security Numbers have nine digits separated by two hyphens: i.e. 000-00-000. Employer Identification Numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the SOCIAL SECURITY Number of —	For this type of account:	Give the SOCIAL SECURITY Number of —
1. An individual's account	The individual	9. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)(5)
2. Two or more individuals (joint account)	The actual owner of the account, or, if combined funds, any one of the individuals(1)		
3. Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person(1)	10. Corporate account	The corporation
4. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	11. Religious, charitable, or educational organization account	The organization
5. Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor(1)	12. Partnership account held in the name of the business	The partnership
6. Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor, or incompetent person (3)	13. Association, club, or other tax-exempt organization	The organization
		14. A broker or registered nominee	The broker or nominee
7.a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)	15. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity
b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)		
8. Sole proprietorship account	The owner(4)		

(1) List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent's name and furnish such person's social security number.

(4) Show the name of the owner.

(5) List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.